THOMPSON	ATLANTA CINCINNATI COLUMBUS NEW YORK
HINE	BRUSSELS CLEVELAND DAYTON WASHINGTON, D.C.

February 3, 2011

VIA EDGAR (Correspondence Filing)

Valerie J. Lithotomos U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

New Frontiers Trust (the “Registrant”)

File Nos. 333-170791; 811-22498

Dear Ms. Lithotomos:

On November 23, 2010, New Frontiers Trust (the “Trust”) filed a Registration Statement on Form N-1A under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”) to register shares of the New Frontiers KC India Fund (the “Fund”).  You provided comments on the filing to Michael Barolsky on February 3, and your comments and the Trust’s responses to your comments are set forth below.

Prospectus
Principal Investment Strategy of the Fund

1.

This section states that the Fund "may participate in a limited number of industry sectors." In your previous response, you added the following sentence to the disclosures in the fourth paragraph under “The Principal Investment Strategy of the Fund”: “From time to time the Fund may invest a significant portion of its assets in one or more sectors of the Indian economy as a result of the advisor following the Fund’s investment strategy.” Additionally, the “Sector Risk” disclosure discusses investing significantly in one or more sectors.  Please elaborate in your Prospectus disclosure the difference between investing in an industry as compared to investing in a sector.

Response:  The following sentence has been added to the end of the fourth paragraph under “The Principal Investment Strategy of the Fund” (Item 9): “Sectors are broad segments of an economy, such as financials; industries are narrower classifications, such as short term business credit institutions or state commercial banks (both of which are in the financials sector).”

2.

Please elaborate in your disclosure why a company should qualify as an Indian company if it meets only one factor.

Response: As discussed with Ms. Lithotomos, the second sentence under “The Principal Investment Strategy of the Fund” has been revised as follows: “For this purpose, a company is an Indian company if (i) its principal place of business is in India; (ii) it derives at least 50% of its revenues or profits from operations in India; or (iii) (a) it is organized under the laws of India and (b) its securities principally trade on Indian stock exchanges.”

Principal Risks of Investing in the Fund

3.

Please disclose in the Prospectus that in the event the Indian Foreign Exchange Management Act (“FEMA”) is amended in a manner that would adversely affect the Fund, disclosure would be made to shareholders by means of a sticker to the Prospectus.

Response: The following sentence has been added to the end of the fifth paragraph under “Indian Security Risk”: “If FEMA is amended or otherwise modified in a manner that would materially adversely affect the Fund, Fund shareholders will be notified by means of an amendment to this Prospectus.”

Minimum Investments

4.

Please modify the disclosure regarding the Fund’s discretion to “change or waive” the minimum initial investments and minimum additional invests in the Fund to refer to the Fund’s discretion to “reduce or waive” those thresholds.

Response:  The requested change has been made.

5.

Please confirm that the Fund will not use derivatives to concentrate in any sector.  Please also confirm that investing in derivatives is not part of the Fund’s principal strategy.  Additionally, please disclose in the first paragraph under the heading “Derivative Instruments” in the SAI that the Fund’s investment in derivatives could exceed 10% of the Fund’s net assets if the market value of only the Fund’s non-derivatives investments were to decrease or if the Fund were to have significant redemptions without selling any of its derivatives investments.

Response:  The Registrant has confirmed to us that it will not use derivatives to concentrate in any sector.  Additionally, disclosure regarding the Fund’s possible use of derivatives in the Prospectus is not appropriate because derivatives are not part of the Fund’s principal strategy.  The following sentence has been added to the above-references paragraph: “Although the Fund will not purchase derivatives if such purchase would result in the Fund having more than 10% of its net assets invested in derivatives, the Fund’s investment in derivatives could exceed 10% depending on other events (e.g., if the market value of only the Fund’s non-derivatives investments were to decline or if the Fund were to have significant redemptions without selling any of its derivatives investments).”

Statement of Additional Information

6.

Please revise the first sentence of the paragraph regarding the Fund being merged, consolidated, or acquired, so long as the trust disposes of certain securities within 90 days after the event to avoid referring to violations of the 1940 Act, where it currently reads “unless specifically resulting in a violation of the 1940 Act.”

Response:  The above referenced phrase as been revised as follows “to the extent not prohibited by the 1940 Act”.

*          *          *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact Donald Mendelsohn at
(513) 352-6546 or Michael Barolsky at (513) 352-6672.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP